Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000
Release

12 December 2022

WESTPAC ENDS DISCUSSIONS WITH TYRO

On 18 October 2022 Westpac announced it was in preliminary discussions with Tyro Payments Limited to acquire 100% of the company’s issued share capital.

Westpac has now undertaken due diligence on Tyro and has decided that submitting an offer is not in the best interests of Westpac shareholders at this time.

For further information:

Hayden Cooper	Andrew Bowden
Group Head of Media Relations	General Manager, Investor Relations
0402 393 619	0438 284 863

This document has been authorised for release by Tim Hartin, Company Secretary.